Mail Stop 6010

June 25, 2007

Charles Hunter
Chief Executive Officer
Xenonics Holdings, Inc.
2236 Rutherford Road, Suite 123
Carlsbad, CA 92008

>   **Re: Xenonics Holdings, Inc.**
>   **Form 10-KSB for the fiscal year ended September 30, 2006**
>   **File No. 0-50775**

Dear Mr. Hunter:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

>   Sincerely,

>   Martin F. James
>   Senior Assistant Chief Accountant